UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-40786

Sigma Lithium Corporation

(Translation of registrant's name into English)

181, Bay Street, Suite 4400

Toronto, Ontario, M5J 2T3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ]      Form 40-F [ X ]

EXHIBIT INDEX

Exhibit	Description

99.1	Voting Results of the Annual and Special Meeting of Shareholders, held on June 30, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sigma Lithium Corporation
(Registrant)

Date: July 8, 2025
Ana Cristina Cabral Gardner
Chief Executive Officer